UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marqeta, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57142B104

(CUSIP Number)

May 5, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57142B104	13G	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Discover Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,862,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,862,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,152
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 4(b).

CUSIP No. 57142B104	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DFS Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 4(b).

CUSIP No. 57142B104	13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Discover Financial Services
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,862,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,862,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,152
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	See Item 4(b).

CUSIP No. 57142B104	13G	Page 4 of 5 Pages

Item 1(a).	Name of Issuer

Marqeta, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

180 Grand Avenue, 6th Floor

Oakland, CA 94612

Item 2(a).	Name of Person Filing

This Schedule 13G (this “Statement”) is being jointly filed by Discover Ventures Inc., DFS Services LLC and Discover Financial Services (together, the “Reporting Persons”). Discover Ventures Inc. and DFS Services LLC are wholly owned subsidiaries of Discover Financial Services.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of the Reporting Persons is 2500 Lake Cook Road, Riverwoods, Illinois 60015.

Item 2(c).	Citizenship

Discover Ventures Inc., DFS Services LLC and Discover Financial Services are each organized in Delaware.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

57142B104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is:

Not applicable.

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

☐	(j) Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 57142B104	13G	Page 5 of 5 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: each of the Reporting Persons beneficially owns the Class A Common Stock listed on such Reporting Person’s cover page.

(b)	Percent of class: each of the Reporting Persons beneficially owns the percent of Class A Common Stock listed on such Reporting Person’s cover page.

The percent of class is based on the Issuer’s 431,569,091 shares of Class A Common Stock and 112,274,374 shares of Class B Common Stock outstanding on April 18, 2022, as disclosed in the Issuer’s Proxy Statement for the 2022 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2022. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see each Reporting Person’s cover page.

(ii)	Shared power to vote or to direct the vote: see each Reporting Person’s cover page.

(iii)	Sole power to dispose or to direct the disposition of: see each Reporting Person’s cover page.

(iv)	Shared power to dispose or to direct the disposition of: see each Reporting Person’s cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibit Index

Exhibit No.	Name of Exhibit

Exhibit 99.1	Joint Filing Agreement, dated May 12, 2022, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2022

DISCOVER VENTURES INC.

By:	/s/ Timothy J. Schmidt
Name: Timothy J. Schmidt
Title: Senior Vice President and Treasurer

DFS SERVICES LLC

By:	/s/ Timothy J. Schmidt
Name: Timothy J. Schmidt
Title: Senior Vice President and Treasurer

DISCOVER FINANCIAL SERVICES

By:	/s/ Timothy J. Schmidt
Name: Timothy J. Schmidt
Title: Senior Vice President and Treasurer